Exhibit 99.2

Execution Version

CONSENT, WAIVER AND THIRD AMENDMENT TO CREDIT AGREEMENT

THIS CONSENT, WAIVER AND THIRD AMENDMENT TO CREDIT AGREEMENT (this “Consent and Third Amendment”) is executed by the parties hereto as of the 11th day of April, 2019.

AMONG:	FirstService Corporation, as Canadian Borrower

(the Canadian Borrower)

AND:	FirstService (USA), Inc., as U.S. Borrower

(the US Borrower, together with the Canadian Borrower, the Borrowers)

AND:	The Subsidiaries named on the execution pages hereof, as Guarantors

(the Guarantors)

AND:	The banks named on the execution pages hereof, as Lenders

(collectively, the Lenders and each individually the Lender)

AND:	Toronto Dominion (Texas) LLC, as the U.S. administration agent

(the U.S. Agent)

AND:	The Toronto-Dominion Bank, as Collateral Agent and as the Canadian administration agent

(in its capacity as the collateral agent, the Collateral Agent and in its capacity as the Canadian administration agent, the Canadian Agent).

WHEREAS the Canadian Borrower, the U.S. Borrower, the Guarantors, the Lenders, TD Securities, as Sole Lead Arranger and Sole Bookrunner, the Collateral Agent, Canadian Agent and the U.S. Agent (collectively, the Agents), among others, have entered into a credit agreement dated June 1, 2015 (the Original Credit Agreement), as amended by a first amendment to credit agreement dated January 17, 2018 (the First Amendment) and as further amended by a second amendment to credit agreement dated March 26, 2019 (the Second Amendment, and together with the Original Credit Agreement, the First Amendment and the Second Amendment, as amended by this Consent and Third Amendment, and as the same may be further amended, restated, supplemented or otherwise modified from time to time, collectively, the Credit Agreement);

AND WHEREAS the Borrowers have requested that, inter alia, the Agents and the Lenders increase the Total Commitments in an aggregate principal amount of up to U.S.$100,000,000;

AND WHEREAS Henset Capital Inc. (Henset), a private holding company controlled by Mr. Jay S. Hennick (Hennick), is the owner of all of the issued and outstanding multiple voting shares (MVS) in the capital of the Canadian Borrower, and the Borrowers have advised the Agents and the Lenders that Henset will be electing to convert all of the MVS into subordinate voting shares (SVS) in the capital of the Canadian Borrower on a 1:1 basis in accordance with the rights, privileges, restrictions and conditions attaching to the MVS set out in the articles of the Canadian Borrower (the Share Conversion) and, upon completion of the Share Conversion and the Jayset Mgt Purchase (as defined below), the Canadian Borrower will amend its articles to remove the MVS and the preferences shares as authorized capital of the Canadian Borrower (the Amendment to the Articles);

AND WHEREAS the Borrowers have advised the Agents and the Lenders that (a) the Canadian Borrower has agreed to indirectly acquire all of the issued and outstanding shares of Jayset Management FSV Inc., a separate private holding company controlled by Hennick (Jayset Mgt), from the shareholders of Jayset Mgt’s ultimate holding company, 2688839 Ontario Inc., a separate private holding company controlled by Hennick, which wholly-owns Jayset Mgt and 2688843 Ontario Inc. (Hennick Holdco), being Jayset Capital Corp., a separate private holding company controlled by Hennick (Jayset Capital), and FSV Shares LP, a separate limited partnership controlled by 2688845 Ontario Inc., its general partner, a separate private holding company controlled by Hennick (and together with Jayset Capital and any other holding entity of Hennick owning shares of Hennick Holdco at the time of closing, the Sellers), for the purchase price of approximately Cdn.$421,702,239 (the Jayset Purchase Price), which will be satisfied through (i) the payment of approximately Cdn.$84,340,448 (the Jayset Cash Consideration) to the Sellers as cash consideration (with, in whole or in part, proceeds from the facilities under the Credit Agreement) and (ii) the issuance of a total of 2,918,860 SVS to the Sellers, representing the value of the balance of the purchase price (the Jayset Mgt Purchase), and (b) immediately following the completion of the Jayset Mgt Purchase, a certain restated management services agreement dated June 1, 2015 made between the Canadian Borrower, Jayset Mgt and Hennick, as amended, which provides for payments to Jayset Mgt that are contingent, among other things, upon an arm’s length sale of control of the Canadian Borrower or upon a distribution of the Canadian Borrower’s assets to its shareholders pursuant to a long-term incentive arrangement contained within such restated management services agreement, will be terminated (hereinafter, collectively and together with the Share Conversion, the Jayset Mgt Purchase and the Amendment to the Articles, the Transactions);

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AND WHEREAS the Borrowers have requested that, inter alia, the Agents and the Lenders consent to the Transactions and waive compliance with certain provisions of the Credit Agreement for the purpose of, and in order to accommodate, the Transactions;

AND WHEREAS the Agents and the Lenders have agreed to consent to the Transactions and to waive compliance with certain provisions of the Credit Agreement for the purpose of, and in order to accommodate, the Transactions, but only to the extent and subject to the provisions set forth in this Consent and Third Amendment;

NOW THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

Article 1 – INTERPRETATION

1.1          Capitalized terms referred to and not defined herein shall have the meanings ascribed thereto in the Credit Agreement.

1.2          Each of the Borrowers and each of the Guarantors agrees that the recitals form an integral part of this Agreement.

Article 2 – CONSENTS UNDER THE CREDIT AGREEMENT

2.1          Notwithstanding any provision of the Credit Agreement (including, inter alia, Sections 2.12, 8.3(d) and 8.3(f)(i) thereof), but subject to Section 2.2 and 2.3 hereof, the Agents and the Lenders hereby consent to the Transactions and agree that the Transactions, pursuant to such consent, and are otherwise deemed permitted by the terms thereof and that for avoidance of doubt, the Jayset Mgt Purchase shall be exempt from consideration as to its application as an Eligible Business.

2.2          If the Transactions are completed and the following conditions set out below in (i) and (ii) hereof are not satisfied at the closing of the Transactions, an Event of Default under Section 9.1(g) of the Credit Agreement shall be deemed to have occurred: (i) the due execution and delivery in form and substance satisfactory to the Collateral Agent, of the documents, instruments and things required to consummate the Transactions (together with such other or further opinions, certificates, directions of payment or other documents or things reasonably required by the Collateral Agent); and (ii) the delivery of evidence satisfactory to the Collateral Agent of the requisite approvals related to the Transactions from the Toronto Stock Exchange.

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2.3          Solely to the extent that the Transactions impact the calculations of the financial covenants contained in Section 8.4 of the Credit Agreement, the Agents and the Lenders hereby confirm that:

(a)	the Jayset Purchase Price shall be added back to EBITDA in the calculations of:

(i)	Total Debt/Consolidated EBITDA Ratio as set forth in Section 8.4(a) of the Credit Agreement; and

(ii)	the Interest Coverage Ratio as set forth in Section 8.4(b) of the Credit Agreement; and

(b)	the Jayset Cash Consideration shall be added back to the calculation of minimum Shareholders’ Equity as set forth in Section 8.4(c) of the Credit Agreement.

Article 3 – AMENDMENTS

3.1          With effect on the Amendment Effective Date, the Credit Agreement is amended as follows:

(a)	Article 1 (Definitions) of the Credit Agreement is hereby amended as follows.

(i)	Section 1.1 is hereby amended by deleting the definition of “Canadian Revolving Facility Commitment” and substituting the following therefor:

““Canadian Revolving Facility Commitment” means the Commitments of the Canadian Lenders to make Advances to the Canadian Borrower of up to U.S.$230,000,000 as same may be increased as the result of the Incremental Facility; provided that the aggregate outstanding Borrowings under the Canadian Facilities shall not exceed the Total Canadian Commitments at any time”;

(ii)	Section 1.1 is hereby amended by deleting the definition of “Incremental Facility” in its entirety, and any references thereto in the Credit Agreement shall be deemed to be deleted in their entirety (with appropriate grammatical and punctuational changes as may be required to accommodate the deletion of such term).

(iii)	Section 1.1 is hereby amended by deleting the definition of “Total Canadian Commitments” and substituting the following therefor:

““Total Canadian Commitments” means U.S.$235,000,000 and includes the Canadian Revolving Facility Commitment and the Canadian Swingline Commitment, which may be increased or decreased as the result of a reallocation made in accordance with Section 6.6.”;

(iv)	Section 1.1 is hereby amended by deleting the definition of “Total Commitments” and substituting the following therefor:

““Total Commitments” means the aggregate for all Facilities from time to time of the Lenders’ Commitments from time to time to a maximum aggregate amount of U.S.$450,000,000.”;

(v)	Section 1.1 is hereby amended by deleting the definition of “Total U.S. Commitments” and substituting the following therefor:

““Total U.S. Commitments” means U.S.$215,000,000 and includes the U.S. Revolving Facility Commitment and the U.S. Swingline Commitment, which may be increased or decreased as the result of a reallocation made in accordance with Section 6.6.”;

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(vi)	Section 1.1 is hereby amended by deleting the definition of “U.S. Revolving Facility Commitment” and substituting the following therefor:

““U.S. Revolving Facility Commitment” means Commitments of the U.S. Lenders to make Advances to the U.S. Borrower of up to U.S.$205,000,000; provided that the aggregate outstanding Borrowings under the U.S. Facilities shall not exceed the Total U.S. Commitments at any time.”;

(b)	Section 2.13 of the Credit Agreement is hereby amended by deleting same in its entirety.

(c)	Schedule “I” to the Credit Agreement is hereby amended by deleting same in its entirety and substituting, therefor, Schedule “I” annexed as Exhibit “A” to this Consent and Amendment.

Article 4 – ACKNOWLEDGMENTS

4.1          It is acknowledged and agreed that:

(a)	subject to Section 4.1(b) of this Consent and Third Amendment, no adjustments will be made to Advances by way of Libor Loans or Bankers' Acceptances that are outstanding as of the date of this Consent and Third Amendment to reflect the revised Commitments of the Lenders that result from this Consent and Third Amendment; and

(b)	if and to the extent that any Advance by way of a Libor Loan or a Bankers' Acceptance that is outstanding as of the date of this Consent and Amendment is subsequently rolled over as a new Advance by way of a Libor Loan or a Bankers' Acceptance or converted to another form of Advance, each applicable Lender shall fund such new Libor Loan or Bankers' Acceptances or other form of Advance, as applicable, based on such Lender’s revised Commitment percentage that results from this Consent and Third Amendment.

Article 5 – CONDITIONS TO EFFECTIVENESS

5.1          This Consent and Third Amendment shall become effective upon the satisfaction of the following conditions precedent in form and substance satisfactory to the Collateral Agent (the date and fulfillment of such conditions being herein referred to as the Amendment Effective Date):

(a)	delivery to the Collateral Agent of a fully executed copy of this Consent and Third Amendment, dated the Amendment Effective Date, as executed by the Borrowers, the Guarantors, the U.S. Agent, the Canadian Agent, the Collateral Agent and the Lenders;

(b)	subject to Article 6 hereof, delivery to the Collateral Agent of a certificate signed by an authorized officer of each Borrower and each Guarantor, in form and substance, and on terms and conditions, satisfactory to the Collateral Agent and confirming certain matters of fact, which shall include (i) true and complete copies of their respective certified constitutive documents, charter or operating agreements, to the extent such constitutive documents have been amended since last delivered to the Collateral Agent, (ii) authorizing resolutions, (iii) certification of accuracy of representations and warranties, and (iv) securities register, if applicable (an Officer Certificate);
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(c)	subject to Article 6 hereof, delivery by the Borrowers and Guarantors to the Collateral Agent of a certificate of status or good standing (or other equivalent) for the jurisdiction of incorporation of such Borrower, where applicable;

(d)	subject to Article 6 hereof, delivery by the Borrowers and Guarantors to the Collateral Agent customary legal written opinions of counsel to the Borrowers and Guarantors, in form and substance, and on terms and conditions, satisfactory to the Collateral Agent;

(e)	in consideration of the Agents and the Lenders entering into this Consent and Third Amendment, the Borrower hereby agrees to pay to the Collateral Agent, for the benefit of the Lenders, a fee equal to [fee redacted] basis points on any increase to a Lender’s existing Commitment, which fee shall be non-refundable and fully earned and paid upon the execution of this Consent and Third Amendment and which fee may be charged as a Borrowing and be added to and form part of the Revolving Facilities;

(f)	the Collateral Agent being satisfied that all representations and warranties contained in Article 8 of the Credit Agreement shall remain true and correct in all material respects (except such representations and warranties that are qualified as to materiality, which shall be true and correct in all respects) following this Consent and Third Amendment; and

(g)	delivery by the Borrowers and Guarantors to the Collateral Agent of any other agreements or documents that the Collateral Agent may reasonably request.

Article 6 – CONDITIONS SUBSEQUENT

6.1          The obligation of the Lenders to continue to make Loans (or otherwise extend credit under the Credit Agreement) is subject to the fulfillment, on or before the date applicable thereto, of the following conditions subsequent, the failure by the Borrowers or the Guarantors to so perform or cause to be performed such conditions subsequent as and when required by the terms thereof (unless such date is extended, in writing, by the Collateral Agent, which the Collateral Agent may do without obtaining the consent of the other Lenders), shall constitute an Event of Default:

(a)	Officer’s Certificates in the jurisdictions of Alberta, British Columbia and Luxembourg within sixty (60) days of the Amendment Effective Date, provided that local opinions from counsel in Alberta, British Columbia and Luxembourg shall not be required to be delivered in connection with this Consent and Amendment.

Article 7 – REPRESENTATIONS AND WARRANTIES

7.1          Each Borrower and each Guarantor warrants and represents to the Collateral Agent and the Lenders that the following statements are true, correct and complete:

(a)	Authorization, Validity, and Enforceability of this Consent and Third Amendment. Each Borrower and each Guarantor has the corporate power and authority to execute and deliver this Consent and Third Amendment and to perform its obligations under the Credit Agreement. Each Borrower and each Guarantor has taken all necessary corporate action (including, without limitation, obtaining approval of its shareholders if necessary) to authorize its execution and delivery of this Consent and Third Amendment and the performance of the Credit Agreement. This Consent and Third Amendment has been duly executed and delivered by each Borrower and each Guarantor and this Consent and Third Amendment and the Credit Agreement constitute the legal, valid and binding obligations of each Borrower and each Guarantor, enforceable against each of them in accordance with their respective terms without defence, compensation, setoff or counterclaim. Each Borrower’s and each Guarantor’s execution and delivery of this Consent and Third Amendment and the performance by each Borrower and each Guarantor of the Credit Agreement do not and will not conflict with, or constitute a violation or breach of, or constitute a default under, or result in the creation or imposition of any Lien upon the property of any Borrower or any Guarantor by reason of the terms of (a) any contract, mortgage, hypothec, Lien, lease, agreement, indenture, or instrument to which any Borrower or any Guarantor is a party or which is binding on any of them, (b) any requirement of law applicable to any Borrower or any Guarantor, or (c) the certificate or articles of incorporation or amalgamation or association or bylaws or memorandum of association of any Borrower or any Guarantor.
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(b)	Governmental Authorization. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any governmental authority or other person is necessary or required in connection with the execution, delivery or performance by, or enforcement against each Borrower and each Guarantor of this Consent and Third Amendment or the Credit Agreement except for such as have been obtained or made and filings required in order to perfect and render enforceable the Collateral Agent’s Liens.

(c)	Incorporation of Representations and Warranties from Credit Agreement. The representations and warranties contained in Article 8 of the Credit Agreement and the other Loan Documents are and will be true, correct and complete in all material respects on and as of the Amendment Effective Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true, correct and complete in all material respects on and as of such earlier date.

(d)	Absence of Default. No event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Consent and Third Amendment that would constitute a Default or an Event of Default.

(e)	Security. By signing this Consent and Third Amendment, each Borrower and each Guarantor confirms that all security delivered to or for the benefit of the Collateral Agent on behalf of the Lenders pursuant to the Credit Agreement and other Loan Documents remains in full force and secures all indebtedness, liabilities and obligations of the Borrowers and the Guarantors under the Credit Agreement and other Loan Documents.

(f)	No Other Amendment. Except to the extent set forth herein no additional amendment, consent or waiver of any other term, condition, covenant, agreement or any other aspect of the Credit Agreement is intended or implied and except as covered by this Consent and Third Amendment, no other aspect of the covenants referred to herein is amended or waived, including without limitation for any other period or circumstance, and no such amendment, waiver or consent is intended or implied.

Article 8 – MISCELLANEOUS

8.1          Each Borrower and each Guarantor (i) reaffirms its Obligations under the Credit Agreement and the other Loan Documents to which it is a party, and (ii) agrees that the Credit Agreement and the other Loan Documents to which it is a party remain in full force and effect, except as amended hereby, and are hereby ratified and confirmed. The Guarantors (i) consent to and approve the execution and delivery of this Consent and Third Amendment by the parties hereto, (ii) agree that this Consent and Third Amendment does not and shall not limit or diminish in any manner the obligations of the Guarantors under their guarantees (collectively, the Guarantees) and that such obligations would not be limited or diminished in any manner even if such Guarantors had not executed this Consent and Third Amendment, (iii) agree that this Consent and Third Amendment shall not be construed as requiring the consent of such Guarantors in any other circumstance, (iv) reaffirm each of their obligations under the Guarantees and the other Loan Documents to which they are a party, and (v) agree that the Guarantees and the other Loan Documents to which they are a party remain in full force and effect and are hereby ratified and confirmed.

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8.2          Except to the extent specifically set forth in this Consent and Third Amendment, nothing contained in this Consent and Third Amendment or any other communication between the Collateral Agent and/or the Lenders and the Borrowers (or any Guarantor) shall be a waiver of any other present or future violation, Default or Event of Default under the Credit Agreement or any other Loan Document (collectively, Other Violations). Similarly, nothing contained in this Consent and Third Amendment shall directly or indirectly in any way whatsoever either (i) impair, prejudice or otherwise adversely affect the Collateral Agent’s or the Lenders’ right at any time to exercise any right, privilege or remedy in connection with the Credit Agreement or any other Loan Document with respect to any Other Violations (including, without limiting the generality of the foregoing, in respect of the non-conformity to any representation, warranty or covenant contained in any Loan Document), (ii) except as specifically provided in Articles 2 and 3 hereof, amend or alter any provision of the Credit Agreement or any other Loan Document or any other contract or instrument, or (iii) constitute any course of dealing or other basis for altering any obligation of any Borrower or any Guarantor under the Loan Documents or any right, privilege or remedy of the Collateral Agent or the Lenders under the Credit Agreement or any other Loan Document or any other contract or instrument with respect to Other Violations. Nothing in this Consent and Third Amendment shall be construed to be a consent by the Collateral Agent or the Lenders to any Other Violations.

8.3          This Consent and Third Amendment will not discharge or constitute novation of any debt, obligation, covenant or agreement contained in the Credit Agreement or any of the documents or security delivered pursuant thereto but same shall remain in full force and effect save to the extent same are amended by the provisions of this Consent and Third Amendment.

8.4          All reasonable expenses of the Collateral Agent in connection with this Consent and Third Amendment and the related documentation, including all reasonable legal fees and disbursements incurred by the Collateral Agent, shall be for the account of the Borrowers.

8.5          This Consent and Third Amendment enures to the benefit of and binds the parties and their respective successors and permitted assigns.

8.6          Each party shall from time to time promptly execute and deliver all further documents and take all further action necessary to give effect to the provisions and intent of this Consent and Third Amendment.

8.7          This Consent and Third Amendment may be executed and delivered in one or more counterparts, including by way of facsimile, or electronically, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

8.8          This Consent and Third Amendment shall be interpreted and the rights and liabilities of the parties hereto shall be determined in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Signature pages commence on the following page.]

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IN WITNESS WHEREOF, the parties hereto have caused this Consent, Waiver and Third Amendment to Credit Agreement to be executed as of the date first above written.

FIRSTSERVICE CORPORATION, (formerly New FSV Corporation), as Canadian Borrower

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Chief Financial Officer

FIRSTSERVICE (USA), INC., as U.S. Borrower

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Secretary and Chief Financial Officer
I have the authority to bind the Corporation

FIRSTSERVICE RESIDENTIAL BC LTD., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Signor
I have the authority to bind the Corporation

FIRSTSERVICE RESIDENTIAL ALBERTA LTD., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Signor
I have the authority to bind the Corporation

FIRSTSERVICE RESIDENTIAL MANAGEMENT CANADA INC., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Signor
I have the authority to bind the Corporation

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

FIRSTSERVICE CAM HOLDINGS, INC., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Secretary
I have the authority to bind the Corporation

FS PROPERTY SERVICES (U.S.) LLC, as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Treasurer
I have the authority to bind the Corporation

FS BRANDS CANADA, INC., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Signor
I have the authority to bind the Corporation

CALIFORNIA AESTHETICS INC., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Signor
I have the authority to bind the Corporation

FIRSTSERVICE FINANCIAL, INC., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Signor
I have the authority to bind the Corporation

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

LIV NORTH INC., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Signor
I have the authority to bind the Corporation

CANADIAN AQUATICS INC., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Signor
I have the authority to bind the Corporation

HSG HEALTH SYSTEMS GROUP LIMITED, as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Signor
I have the authority to bind the Corporation

TELELINK SERVICES INC., as a Guarantor

Per:	“Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Authorized Signor
I have the authority to bind the Corporation

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

“Patrick Tran”

FIRSTSERVICE INTERNATIONAL HOLDINGS S.à r.l.
Société à responsabilité limitée
17 Boulevard Prince Henri
L-1724 Luxembourg
Grand Duchy of Luxembourg
Share Capital: USD 40,000
RCS Number: B 170.656
Represented by:
Name: Patrick Tran
Title: Manager

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

THE TORONTO-DOMINION BANK, as Collateral Agent

Per:	“Andi Zeneli”
Name: Andi Zeneli
Title: Vice President Loan Syndications- Agency

THE TORONTO-DOMINION BANK, as Canadian Administration Agent

Per:	“Andi Zeneli”
Name: Andi Zeneli
Title: Vice President Loan Syndications- Agency

TORONTO-DOMINION (TEXAS) LLC, as U.S. Administration Agent

Per:	“Alice Mare”
Name: Alice Mare
Title: Authorized Signatory

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

EFFECTIVE DATE ISSUING BANK (U.S.)

the TORONTO-DOMINION BANK, NEW YORK Branch

Per:	“Alice Mare”
Name: Alice Mare, Authorized Signatory
Tel:
Fax:
Email:
Address:

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

EFFECTIVE DATE ISSUING BANK (CANADA)

the TORONTO-DOMINION BANK

Per:	“Andrew C. Rytel”
Name: Andrew C. Rytel, Vice President
Tel:
Fax:
Email:
Address:

Per:	“Tim Thomas”
Name: Tim Thomas, Managing Director
Tel:
Fax:
Email:
Address:

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

EFFECTIVE DATE ISSUING BANK (U.S.)

JPMORGAN CHASE BANK, N.A.

Per:	“Lisa Whatley”
Name: Lisa Whatley
Tel: (312) 325-3211
Fax: (312) 212-5905
Email: lisa.a.whatley@jpmorgan.com
Address: 10 South Dearborn, Floor 09, Chicago, IL, 60603-2300, United States

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

EFFECTIVE DATE ISSUING BANK (U.S.)

BANK OF AMERICA, N.A.

Per:	“Julie Griffin”
Name: Julie Griffin
Tel: 416 369 2805
Fax: N/A
Email: julie_griffin@baml.com
Address: 181 Bay St., Suite 400, Toronto, ON, M5J 2V8

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

CANADIAN LENDERS

THE TORONTO-DOMINION BANK

Per:	“Andrew C. Rytel”
Name: Andrew C. Rytel
Title: Vice President

Per:	“Tim Thomas”
Name: Tim Thomas
Title: Managing Director

Address for Notice: TD Bank Tower 66 Wellington St. West, 9th Floor Toronto, Ontario M5K 1A2 Attn: Telecopier No.: Email:

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

CANADIAN LENDERS CONT’D

JPMORGAN CHASE BANK, N.A., Toronto Branch

Per:	“Jeffrey Coleman”
Name: Jeffrey Coleman
Title: Executive Director
Address for Notice: 66 Wellington St. West Suite 4500 Toronto, Ontario M5K 1E7 Attn: Jeffrey Coleman Telecopier No.: (416) 981-9278 Email: jeffrey.s.coleman@jpmorgan.com

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

CANADIAN LENDERS CONT’D

BANK OF MONTREAL

Per:	“Sean P. Gallaway”
Name: Sean P. Gallaway
Title: Director
Address for Notice: 100 King Street West, 4th Floor Toronto, Ontario M5X 1H3 Attn: Sean P. Gallaway Email: sean.gallaway@bmo.com

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

CANADIAN LENDERS CONT’D

HSBC BANK CANADA

Per:	“Simon Tobin”
Name: Simon Tobin
Title: Director, Large Corporate Banking

Per:	“Andrew Sclater”
Name: Andrew Sclater
Title: Director, Large Corporate Banking
Address for Notice: 70 York Street, 4th Floor Toronto, Ontario M5J 1S9 Attn: Telecopier No.: Email:

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

CANADIAN LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	“Steve Holyman”
Name: Steve Holyman
Title: Managing Director

Per:	“Andrew Morales”
Name: Andrew Morales
Title: Associate Director
Address for Notice: 40 King St. W., 62nd Floor Toronto, Ontario, M5W 2X6 Attn: Telecopier No.: Email:

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

CANADIAN LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	“Julie Griffin”
Name: Julie Griffin
Title: Senior Vice President
Address for Notice: 181 Bay Street Toronto, Ontario M5J 2V8 Attn: Julie Griffin Telecopier No.: N/A Email: julie_griffin@baml.com

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

CANADIAN LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	“Sophia Soofi”
Name: Sophia Soofi
Title: Executive Director

Per:	“Stephen Redding”
Name: Stephen Redding
Title: Managing Director
Address for Notice: 161 Bay Street, Floor 8 Toronto, Ontario M5J 2S8 Attn: Telecopier No.: Email:

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

CANADIAN LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	“Gavin Virgo”
Name: Gavin Virgo
Title: Vice-President

Per:	“David Torrey”
Name: David Torrey
Title: Managing Director
Address for Notice: The Exchange Tower 130 King Street West, Suite 3100 Toronto, Ontario M5X 1J9 Attn: Gavin Virgo, Vice-President Telecopier No.: 416-869-6545 Email: gavin.virgo@nbc.ca

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

CANADIAN LENDERS CONT’D

U.S. BANK, NATIONAL ASSOCIATION, Canada Branch

Per:	“James F. Cooper”
Name: James F. Cooper
Title: Sr. V/President

Address for Notice:

Suite 2300, 120 Adelaide Street West

Toronto, Ontario M5H 1T1

Attn: John P. Rehob

Telecopier No.: 416-306-3545

and

4747 Executive Drive

La Jolla, CA 92121

Attn: James Cooper / Patrick Villani

Email:	james.cooper@usbank.com
patrick.villani@usbank.com
john.rehob@usbank.com

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

CANADIAN LENDERS CONT’D

ROYAL BANK OF CANADA

Per:	“Vishal Nayee”
Name: Vishal Nayee
Title: Authorized Signatory

Per:
Name:
Title:
Address for Notice: 200 Bay St., South Tower, 5th Floor Toronto, Ontario M5J 2W7 Attn: Telecopier No.: Email:

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

CANADIAN LENDERS CONT’D

MUFG UNION BANK, N.A.

Per:	“George Stoecklein”
Name: George Stoecklein
Title: Managing Director
Address for Notice: 445 S. Figueroa St. G16-110 Los Angeles, CA 90071 Attn: Magdalena Gonzalez Telecopier No.: 323-724-6198

Email:	Magdalena.Gonzalez@unionbank.com
#clo_synd@@unionbank.com

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

U.S. LENDERS

THE toronto-dominion BANK, New York Branch

Per:	“Alice Mare”
Name: Alice Mare
Title: Authorized Signatory

Per:
Name:
Title:
Address for Notice: Attn: Telecopier No.: Email:

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

U.S. LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	“Lisa Whatley”
Name: Lisa Whatley
Title: Managing Director
Address for Notice: 66 Wellington St. West Suite 4500 Toronto, Ontario M5K 1E7 Attn: Jeffrey Coleman Telecopier No.: (416) 981-9278 Email: jeffrey.s.coleman@jpmorgan.com

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

U.S. LENDERS CONT’D

BANK OF MONTREAL, Chicago Branch

Per:	“Brian Banke”
Name: Brian Banke
Title: Managing Director
Address for Notice: 100 King Street West, 5th Floor Toronto, Ontario M5X 1H3 Attn: Sean P. Gallaway Email: sean.gallaway@bmo.com

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

U.S. LENDERS CONT’D

HSBC BANK CANADA

Per:	“Simon Tobin”
Name: Simon Tobin
Title: Director, Large Corporate Banking

Per:	“Andrew Sclater”
Name: Andrew Sclater
Title: Director, Large Corporate Banking
Address for Notice: 70 York Street, 4th Floor Toronto, Ontario M5J 1S9 Attn: Telecopier No.: Email:

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

U.S. LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	“Steve Holyman”
Name: Steve Holyman
Title: Managing Director

Per:	“Andrew Morales”
Name: Andrew Morales
Title: Associate Director
Address for Notice: 40 King St. W., 62nd Floor Toronto, Ontario, M5W 2X6 Attn: Telecopier No.: Email:

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

U.S. LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	“Julie Griffin”
Name: Julie Griffin
Title: Senior Vice President
Address for Notice: 181 Bay Street Toronto, Ontario M5J 2V8 Attn: Julie Griffin Telecopier No.: N/A Email: julie_griffin@baml.com

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

U.S. LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	“Sophia Soofi”
Name: Sophia Soofi
Title: Executive Director

Per:	“Stephen Redding”
Name: Stephen Redding
Title: Managing Director
Address for Notice: 161 Bay Street, Floor 8 Toronto, Ontario M5J 2S8 Attn: Telecopier No.: Email:

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

U.S. LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	“Gavin Virgo”
Name: Gavin Virgo
Title: Vice-President

Per:	“David Torrey”
Name: David Torrey
Title: Managing Director
Address for Notice: The Exchange Tower 130 King Street West, Suite 3100 Toronto, Ontario M5X 1J9 Attn: Gavin Virgo, Vice-President Telecopier No.: 416-869-6545 Email: gavin.virgo@nbc.ca

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

U.S. LENDERS CONT’D

U.S. BANK, NATIONAL ASSOCIATION

Per:	“James F. Cooper”
Name: James F. Cooper
Title: Sr. V/President

Address for Notice: 4747 Executive Drive La Jolla, CA 92121 Attn: James Cooper / Patrick Villani Telecopier No.: 858-334-0800 / 310-538-1036

Email:	james.cooper@usbank.com
Patrick.villani@usbank.com

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

U.S. LENDERS CONT’D

ROYAL BANK OF CANADA

Per:	“Vishal Nayee”
Name: Vishal Nayee
Title: Authorized Signatory

Per:
Name:
Title:
Address for Notice: 200 Bay St., South Tower, 5th Floor Toronto, Ontario M5J 2W7 Attn: Telecopier No.: Email:

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

U.S. LENDERS CONT’D

MUFG UNION BANK, N.A.

Per:	“George Stoecklein”
Name: George Stoecklein
Title: Managing Director
Address for Notice: 445 S. Figueroa St. G16-110 Los Angeles, CA 90071 Attn: Magdalena Gonzalez Telecopier No.: 323-724-6198
Email:	Magdalena.Gonzalez@unionbank.com
#clo_synd@@unionbank.com

Signature page to Consent, Waiver and Third Amendment to Credit Agreement

EXHIBIT “A”

Amended and Restated Schedule “I”

Please see attached.

SCHEDULE “I” TO THE CREDIT AGREEMENT DATED AS OF JUNE 1, 2015, AS AMENDED, BY AND AMONG, AMONGST OTHERS, FIRSTSERVICE CORPORATION, AS CANADIAN BORROWER, FIRSTSERVICE (USA), INC., AS U.S. BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, TD SECURITIES, AS SOLE LEAD ARRANGER AND SOLE BOOKRUNNER, THE TORONTO-DOMINION BANK, AS COLLATERAL AGENT, THE TORONTO-DOMINION BANK, AS CANADIAN ADMINISTRATION AGENT, AND TORONTO DOMINION (TEXAS) LLC, AS U.S. ADMINISTRATION AGENT.

COMMITMENTS

	Canadian Facilities				U.S. Facilities
Lenders	Canadian Swingline Commitment	Canadian Revolving Facility Commitment	Total Canadian Commitment	%	U.S. Swingline Commitment	U.S. Revolving Facility Commitment	Total U.S. Commitment	%	Total Commitments	Total %
The Toronto-Dominion Bank	$5,000,000	$25,000,000	$30,000,000	12.77%					$30,000,000	6.67%
The Toronto-Dominion Bank,New York Branch						$27,000,000	$27,000,000	12.56%	$27,000,000	6.00%
JPMorgan Chase Bank, N.A.,Toronto Branch		$24,000,000	$24,000,000	10.21%					$24,000,000	5.33%
JPMorgan Chase Bank, N.A.					$10,000,000	$12,000,000	$22,000,000	10.23%	$22,000,000	4.89%
Bank of Montreal		$25,000,000	$25,000,000	10.64%					$25,000,000	5.56%
Bank of Montreal,Chicago Branch						$23,000,000	$23,000,000	10.70%	$23,000,000	5.11%
HSBC Bank Canada		$25,000,000	$25,000,000	10.64%					$25,000,000	5.56%
HSBC Bank Canada						$23,000,000	$23,000,000	10.70%	$23,000,000	5.11%
The Bank of Nova Scotia		$25,000,000	$25,000,000	10.64%					$25,000,000	5.56%
The Bank of Nova Scotia						$23,000,000	$23,000,000	10.70%	$23,000,000	5.11%
Canadian Imperial Bank of Commerce		$25,000,000	$25,000,000	10.64%					$25,000,000	5.56%
Canadian Imperial Bank of Commerce						$23,000,000	$23,000,000	10.70%	$23,000,000	5.11%
U.S. Bank, National Association,Canada Branch		$24,000,000	$24,000,000	10.21%					$24,000,000	5.33%
U.S. Bank, N.A.						$22,000,000	$22,000,000	10.23%	$22,000,000	4.89%
Royal Bank of Canada		$13,500,000	$13,500,000	5.74%					$13,500,000	3.00%

	Canadian Facilities				U.S. Facilities
Lenders	Canadian Swingline Commitment	Canadian Revolving Facility Commitment	Total Canadian Commitment	%	U.S. Swingline Commitment	U.S. Revolving Facility Commitment	Total U.S. Commitment	%	Total Commitments	Total %
Royal Bank of Canada						$11,500,000	$11,500,000	5.35%	$11,500,000	2.56%
Bank of America, N.A.,Canada Branch		$14,500,000	$14,500,000	6.17%					$14,500,000	3.22%
Bank of America, N.A.,Canada Branch						$13,500,000	$13,500,000	6.28%	$13,500,000	3.00%
National Bank of Canada		$14,500,000	$14,500,000	6.17%					$14,500,000	3.22%
National Bank of Canada						$13,500,000	$13,500,000	6.28%	$13,500,000	3.00%
MUFG Union Bank, N.A.		$14,500,000	$14,500,000	6.17%					$14,500,000	3.22%
MUFG Union Bank, N.A.						$13,500,000	$13,500,000	6.28%	$13,500,000	3.00%
	$5,000,000	$230,000,000	$235,000,000	100%	$10,000,000	$205,000,000	$215,000,000	100%	$450,000,000	100%